[Federal Life Letterhead]
September 15, 2008
VIA EDGAR AND ELECTRONIC MAIL
Mr. Michael L. Kosoff, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Federal Life Variable Annuity Account A Registration Statement on Form N-4 File Nos. 333-147464; 811-02570
Dear Mr. Kosoff:
We hereby request that the effective date for the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. Eastern time on September 17, 2008, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby confirm that we are aware of our obligations under the Act. In addition, we acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Federal Life Insurance Company (Mutual) from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Federal Life Insurance Company (Mutual) may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	/s/ William S. Austin
William S. Austin
President and Chief Operating Officer